SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. 1)*

THE REAL BROKERAGE INC.
(Name of Issuer)
COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)
75585H206
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
⌧ Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75585H206		13G	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Partners (Cayman) XI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 15,749,528
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 15,749,528
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,749,528
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Calculations are based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.

CUSIP No. 75585H206		13G	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Partners (Delaware) XI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,010,944
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,010,944
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,944
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Calculations are based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.

CUSIP No. 75585H206		13G	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Partners (EU) XI, S.C.Sp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,868,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,868,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Calculations are based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.

CUSIP No. 75585H206		13G	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Partners XI (Co-Investors) (B), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 329,944
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 329,944
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,944
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Calculations are based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.

CUSIP No. 75585H206		13G	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Partners XI (Co-Investors), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 239,384
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 239,384
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,384
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Calculations are based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.

CUSIP No. 75585H206		13G	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Partners XI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 14,375,896
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 14,375,896
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,375,896
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Calculations are based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.

CUSIP No. 75585H206		13G	Page 8 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Associates XI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 32,705,696
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 32,705,696
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,705,696
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Calculations are based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.

CUSIP No. 75585H206		13G	Page 9 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Associates XI, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 32,705,696
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 32,705,696
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,705,696
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)
Calculations are based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.

CUSIP No. 75585H206		13G	Page 10 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Associates (EU) XI, S.a.r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,868,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,868,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
Calculations are based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.

CUSIP No. 75585H206		13G	Page 11 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 92,751(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 92,751 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,751(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
Includes 32,751 and 60,000 Common Shares issued upon the settlement of restricted share units (“RSUs”) on January 25, 2023 and March 17, 2024, respectively; excludes 30,945 Common Shares issuable upon the settlement of RSUs that vest on May 31, 2025.

(2)
Calculations are based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.

CUSIP No. 75585H206		13G	Page 12 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Holdings Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 34,666,447
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 34,666,447
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,666,447
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.5%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
Calculations are based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.

EXPLANATORY NOTE
This Amendment No. 1 to Schedule 13G is being filed to report Common Shares beneficially owned as of the date of this filing by the Reporting Persons (as defined below), including certain Common Shares acquired upon the settlement of RSUs during calendar year December 31, 2023. This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G filed on February 10, 2022.
Item 1(a).	Name of Issuer:
The Real Brokerage Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
701 Brickell Avenue, 17th Floor, Miami, Florida 33131
Item 2(a).	Name of Person Filing:
This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Insight Partners (Cayman) XI, L.P., a Cayman Islands exempted limited partnership (“Cayman XI”), (ii) Insight Partners (Delaware) XI, L.P., a Delaware limited partnership (“Delaware XI”), (iii) Insight Partners XI (Co-Investors) (B), L.P., a Cayman Islands exempted limited partnership (“Co-Investors XI B”), (iv) Insight Partners XI (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“Co-Investors XI”), (v) Insight Partners XI, L.P., a Cayman Islands exempted limited partnership (“IP XI” and, together with Cayman XI, Delaware XI, Co-Investors XI B and Co-Investors XI, the “Fund XI Entities”), (vi) Insight Associates XI, L.P., a Cayman Islands exempted limited partnership (“IA XI LP”), (vii) Insight Associates XI, Ltd., a Cayman Islands exempted company (“IA XI Ltd”) (viii) Insight Partners (EU) XI, S.C.Sp., a Luxembourg special limited partnership (“EU XI” and, together with the Fund XI Entities, the “XI Funds”), (ix) Insight Associates (EU) XI, S.a.r.l., a Luxembourg limited liability company (“IA EU XI”), (x) Insight Venture Management, LLC, a Delaware limited liability company (“IVM”) and (xi) Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings”).
The general partner of each of the Fund XI Entities is IA XI LP, whose general partner is IA XI Ltd. The general partner of EU XI is IA EU XI . The sole shareholder of IA XI Ltd, IA EU XI and IVM is Holdings.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.
Item 2(c).	Citizenship:
See Item 2(a).
Item 2(d).	Title of Class of Securities:
Common Shares, no par value
Item 2(e).	CUSIP Number:
75585H206
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐	Investment company registered under Section 8 of the Investment Company Act.

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership.
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
As the general partner of the Fund XI Entities, IA XI LP may be deemed to beneficially own all 32,705,696 Common Shares held directly by the Fund XI Entities. As the general partner of IA XI LP, IA XI Ltd may be deemed to beneficially own all 32,705,696 Common Shares held directly by the Fund XI Entities. As the general partner of EU XI, IA EU XI  may be deemed to beneficially own all 1,868,000 Common Shares held directly by EU XI. As the sole shareholder of IA XI Ltd, IA EU XI and IVM, Holdings may be deemed to beneficially own all 32,705,696 Common Shares held directly by the Fund XI Entities, all 1,868,000 Common Shares held directly by EU XI and all 92,751 Common Shares held directly by IVM. The foregoing is not an admission by IA XI LP, IA XI Ltd, IA EU XI or Holdings that it is the beneficial owner of the shares held of record by IVM, the Fund XI Entities or IA EU XI, nor is it an admission by any of Fund XI Entities or EU XI that it is the beneficial owner of any Common Shares held by the other of the Fund XI Entities or EU XI.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
INSIGHT HOLDINGS GROUP, LLC By: /s/ Andrew Prodromos Name: Andrew Prodromos Title: Attorney-in-Fact

INSIGHT VENTURE MANAGEMENT, LLC By: /s/ Andrew Prodromos Name: Andrew Prodromos Title: Attorney-in-Fact

INSIGHT ASSOCIATES XI, LTD. By: /s/ Andrew Prodromos Name: Andrew Prodromos Title: Authorized Officer

INSIGHT ASSOCIATES XI, L.P. By: Insight Associates XI, Ltd., its general partner By: /s/ Andrew Prodromos Name: Andrew Prodromos Title: Authorized Officer

INSIGHT ASSOCIATES (EU) XI, SARL
By:     Insight Venture Associates XI, L.P., its general partner
By:     Insight Venture Associates XI, Ltd., its general partner

By:         /s/ Andrew Prodromos
Name:   Andrew Prodromos
Title:     Authorized Officer

INSIGHT PARTNERS (CAYMAN) XI, L.P.
By:     Insight Associates XI, L.P., its general partner
By:     Insight Associates XI, Ltd., its general partner

By:         /s/ Andrew Prodromos
Name:   Andrew Prodromos
Title:     Authorized Officer

INSIGHT PARTNERS (DELAWARE)XI, L.P.
By:     Insight Associates XI, L.P., its general partner
By:     Insight Associates XI, Ltd., its general partner

By:          /s/ Andrew Prodromos
Name:   Andrew Prodromos
Title:     Authorized Officer

INSIGHT PARTNERS (EU) XI, S.C.SP. By: Insight Associates (EU) XI, S.a.r.l., its general partner By: /s/ Andrew Prodromos Name: Andrew Prodromos Title: Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.
By:     Insight Associates XI, L.P., its general partner
By:     Insight Associates XI, Ltd., its general partner

By:          /s/ Andrew Prodromos
Name:   Andrew Prodromos
Title:     Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS), , L.P.
By:     Insight Associates XI, L.P., its general partner
By:     Insight Associates XI, Ltd., its general partner

By:         /s/ Andrew Prodromos
Name:   Andrew Prodromos
Title:     Authorized Officer

INSIGHT PARTNERS XI, L.P.
By:     Insight Associates XI, L.P., its general partner
By:     Insight Associates, Ltd., its general partner

By:         /s/ Andrew Prodromos
Name:   Andrew Prodromos
Title:     Authorized Officer

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended